EXHIBIT 12

Federal Home Loan Bank of Boston
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	For the Year Ended December 31,
	2014	2013	2012	2011	2010

Earnings
Income before assessments	$167,411	$236,536	$230,184	$188,482	$145,074
Fixed charges	346,250	331,805	418,618	460,159	574,194

Income before assessments and fixed charges	513,661	568,341	648,802	648,641	719,268

Fixed Charges
Interest expense	345,327	330,905	417,735	459,013	572,930
1/3 of net rent expense (1)	923	900	883	1,146	1,264

Total fixed charges	$346,250	$331,805	$418,618	$460,159	$574,194

Ratio of earnings to fixed charges	1.48	1.71	1.55	1.41	1.25
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(1) Represents an estimated interest factor.